August 22, 2006

VIA EDGAR AND FAX

Amy C. Bruckner
Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Bioanalytical Systems, Inc. Item 4.02(b) Form 8-K Filed August 15, 2006 File No. 000-23357

Dear Ms. Bruckner:

        On behalf of our client, Bioanalytical Systems, Inc. (the "Company"), this letter responds to the Staff's comments on the above-referenced filing provided to Michael R. Cox by letter dated August 15, 2006. For your convenience, the subheadings and order of responses set forth below correspond with the subheadings and order set forth in the Staff's comment letter. The Staff's comments are in bold.

Item 4.02(b) Form 8-K Filed August 15, 2006

        1.     Please revise your disclosure to clarify that investors should no longer rely upon the previously issued financial statements included in your Form 10-Q for the period ended June 30, 2006. Your current disclosure indicates that KPMG LLP did not complete its interim review of the financial statements included therein, which constitutes an Item 4.02(b) Form 8-K event, which fact you should make explicitly clear for investors by professing non-reliance on those financial statements.

        We direct your attention to the Amendment to Form 8-K (the "Amendment") which the Company is filing on the date hereof, for the Company's responses to this comment.

        2.     Please revise your filing to comply with the provisions of Section 4, Item 4.02(c) of the Exchange Act Rules to Form 8-K. Specifically, confirm to us that you have provided KPMG LLP with a copy of the disclosures included in your August 15, 2006 Form 8-K and amend the filing to include the required letter from KPMG LLP per Item 4.02(c)(3).

        We direct your attention to the Amendment which the Company is filing on the date hereof. KPMG LLP has received a copy of the disclosures included in the August 15, 2006 Form 8-K, and the required letter from KPMG LLP constitutes Exhibit 99.1 to the Amendment.

        The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your review of the Company's responses to your comments. Should you have additional comments or questions, please contact me by phone at (317) 236-2289 or by fax at (317) 592-4666.

Very truly yours, Ice Miller LLP /s/ Stephen J. Hackman Stephen J. Hackman

cc: Michael R. Cox